Exhibit 99.1

Ellomay Capital Announces the Execution of a Pre-Hedge Transaction in connection with the Talasol Project

Tel-Aviv, Israel, July 16, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that its wholly owned Spanish subsidiary, Talasol Solar S.L. (“Talasol”), executed a pre-hedge transaction in connection with the prospective project financing for the construction of a photovoltaic plant with a peak capacity of approximately 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”).

The pre-hedge transaction is a fixed for floating interest rate swap intended to lock-in current market floating rates. The pre-hedge transaction was executed with Goldman Sachs International.

Talasol is expecting that the Talasol Project’s CAPEX will amount to approximately euro 200-230 million. The Talasol Project is expected to be financed by a consortium led by Deutsche Bank, which is the mandated lead arranger, and the European Investment Bank (EIB). The expected leverage level is in the range of 50-60% of the total investment. Financial closing is expected before the end of 2018 and commencement of operations is expected in the first half of 2020.

Ran Fridrich, CEO and a board member of Ellomay commented: “Talasol is getting near to financial close, and we wanted to make sure that the potential changes in the interest rates won't have a material effect on its feasibility.”

The continued development of the Talasol Project is subject to risks and uncertainties, including with respect to the occurrence of the conditions subsequent set forth in the Talasol share purchase agreement, and other conditions that are not entirely within the control of the Company or Talasol, as they include the issuance of regulatory approvals and the procurement of project financing on terms acceptable to Talasol. The projected expenses included herein are based on the current expectations and assumptions of the Company and its advisors and are subject to various conditions and circumstances, including the negotiations and final terms of the financing agreement and several other agreements, some of which have not yet been negotiated, finalized and executed. Moreover, the Company and Talasol may, in their sole discretion, decide not to pursue the Talasol Project in the event of changes in the market or other circumstances. For more information concerning these and other risks see below under "Information Relating to Forward-Looking Statements."

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the availability of financing for the Talasol Project on terms acceptable to the Company, if any. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com